February 19, 2021

Via Edgar

James Giugliano

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Graystone Company, Inc.
Offering Statement on Form 1-A
Filed January 22, 2021
File No. 024-11421

Ladies and Gentlemen:

On behalf of The Graystone Companys, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 1 to the Company’s Registration Statement on Form 1-A (as amended, the “Form 1-A”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Offering Statement on Form 1-A

Offering Circular Summary, page 6

1.	We note that your audit report contains a going concern qualification. Please revise The Company section to disclose that your auditor's report contains a going concern qualification. Please also disclose your net loss for the audited period and the aggregate amount of related-party notes payable as of a recent date.

Response: We have amended the section to include the following language: “The Company has incurred operating losses of $1,240 during the period ended November 30, 2020 and has an accumulated deficit of $1,240 as of November 30, 2020. The Company has also borrowed $18,940 from our CEO, Anastasia Shishova. The note payable is not evidenced by a written note, is unsecured and bears no interest and is due upon demand.

In addition, current liabilities exceeded current assets by $1,140 as of November 30, 2020. There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations. Due to uncertainties related to these matters, a substantial doubt about the ability of the Company to continue as a going concern is raised. The accompanying audited consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.”

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Risk Factors, page 8

2.

We note your disclosure on page 39 that the company has a number of notes payable to Anastasia Shishova. We also note that the notes payable are due on demand. Please revise to include a risk factor disclosing these notes payable and any associated risks.

Response: Added risk factor disclosing the following: “The Company has borrowed $18,940 from our CEO, Anastasia Shishova. The note payable is not evidenced by a written note, is unsecured and bears no interest and is due upon demand. Any demand by Ms. Shishova to repay these loans immediately could have a material adverse effect on our business, results of operations or financial condition.”

If you have additional comments or questions, please contact me at anastasia@thegraystonecompany.com

Sincerely,

/s/ Anastasia Shishova
Anastasia Shishova
CEO
Graystone Company, Inc.

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